CERTIFICATE OF QUALIFIED PERSON

Cale DuBois, M.A.Sc., P.Eng.

I, Cale DuBois, M.A.Sc., P.Eng., certify that:

1. I am employed as a Principal Mining Engineer (Geotechnical) with Mining Plus Canada Consulting Ltd., (MP), with an office address of Suite 420, 320 Bay Street, Toronto, ON Canada M5H 4A6.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 4, 2025 (the "Effective Date").

3. I graduated from the University of British Columbia with a Master of Applied Science (M.A.Sc.) in Rock Mechanics in May 2009.

4. I am a professional engineer registered with the Professional Engineers Ontario (No. 100500088).

5. I have practiced my profession continuously for 22 years with experience in relevant areas of geotechnical characterization study planning, underground excavation support design, geotechnical applications for paste and cemented rock backfill, crown and sill pillar stability assessments, open stope sizing optimization and mine design. I was a Qualified Person for the Kwanika-Stardust Project, British Columbia Canada PEA NI 43-101 responsible for geomechanical characterization, ground support and caveability assessments.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I I visited the project site on June 16-18, 2025.

8. I am responsible for Sections 2.4.2, 12.4, 12.5.2, 16.2, 25.8.1, 25.16.1.3, 25.16.2.3, 26.4.1 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have not been previously involved with the Panuco Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Cale DuBoi
Cale DuBois, M.A.Sc., P.Eng.